GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
8515 East Orchard Road
Greenwood Village, Colorado 80111

December 29, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    Great-West Life & Annuity Insurance Company (“Great-West”)
Variable Annuity-1 Series Account (“Registrant”)
Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (“Amendment”);
Request for Withdrawal of Post-Effective Amendment
File Nos. 333-194099 & 811-07549

Commissioners:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, and on behalf of Great-West and Registrant, we hereby request withdrawal of the above-referenced Amendment, which was filed on November 3, 2016 (accession no. 0001193125-16-758288). Because we will not proceed with the proposed product modifications at this time, we respectfully request withdrawal of the Amendment as soon as practicable. This Amendment is not yet effective and Registrant confirms that no securities were sold in connection with this Amendment.

Thank you for your time and attention. Please direct any questions or comments to me at 303-737-0415.

Sincerely,

/s/ Brian G. Stallworth
Brian G. Stallworth, Counsel
Great-West Life & Annuity Insurance Company

cc: Patrick F. Scott, Senior Counsel
Division of Investment Management
Disclosure Review Office No. 3
U.S. Securities and Exchange Commission